Geodynamics Corporation                FOR IMMEDIATE RELEASE
21171 Western Avenue, Suite 120
Torrance, CA  90501
(310) 781-3612
Company Contact:  Joanne M. Dunlap


GEODYNAMICS ANNOUNCES RESULTS OF THE ANNUAL MEETING


                       Torrance, California, March 6, 1995--Geodynamics Corporation (NASDAQ GDYN) today announced that the Inspector of Elections with respect to its Annual Meeting of Shareholders held on February 16, 1995 had certified the results of the election for directors at the Meeting, finding that six nominees from the slate of directors presented by the management of Geodynamics had been elected and one nominee from the opposing slate presented
by Alney A. Baham had been elected.   Accordingly, the Company announced that
the Inspector had certified that the Board of Directors elected at the Meeting consists of Thomas R. LaFehr, Robert L. Paulson, W. Richard Ellis, Donald L. Haas, Richard P. Smith, Frederick K. Evans, and Michael E. Edelson.

   Although Mr. Baham's slate received only enough votes at the meeting to elect one director, Mr. Baham did, apparently, obtain enough proxies to elect three of the seven members of the Board. Mr. Baham, however, failed to vote many of those proxies at the Annual Meeting. In order to carry out the desires of the shareholders who tried to vote for Mr. Baham's nominees, the Company has taken certain steps to place three of the Baham nominees on the Board. Prior to certification by the Inspector of the new Board, the Board of Directors of the Company determined to request the resignations of two of the newly-elected members (from management's slate) in order that two new directors (from Mr. Baham's slate) could be appointed to fill the vacancies. Accordingly, Messrs. Smith and Evans have agreed to resign from the Board and the new Board, consisting of four members of management's slate and Dr. Edleson, will vote to fill the vacancies created by such resignations. It is expected that Bruce J. Gordon and Will Stackhouse, will be appointed to fill the two vacancies.

   The shareholders also approved the Company's 1994 Employee Stock Bonus Plan and ratified the appointment of Arthur Andersen and Company as Geodynamics' independent public accountants for the 1995 Corporate Fiscal Year.

   Robert L. Paulson, Chairman of the Board and Chief Executive Officer of the Company, stated that he and the other members of Geodynamics' management were looking forward to working with the new Board of Directors in achieving everyone's objective of maximization of the value of the shareholders' investment in the Company.

   For further information, contact Joanne M. Dunlap at (310) 781-3612.